EXHIBIT 1

IMPORTANT NOTICE: The authorization to carry out the mandatory tender offer and voluntary exchange offer, as described below in this announcement (the “Announcement”), will be solicited from the Argentine National Securities Commission in accordance with applicable rules within the 10 business days following the date of this Announcement, and, therefore, the authorization has not yet been granted. Thus, this information is subject to amendment and modification and cannot be deemed as final.

PAMPA ENERGÍA S.A.

Mandatory Tender Offer and Voluntary Exchange Offer

of PETROBRAS ARGENTINA S.A.

Pursuant to the provisions on Sections 87 and subsequent sections of Argentine Law No. 26,831 of Capital Markets, and Section II, Chapter II, Title III, of the rules of the Argentine National Securities Commission (T.O. 2013) (the “CNV Rules”) regarding mandatory tender offers in connection with a change of control and indirect acquisition of a significant participation, Pampa Energía S.A. (“Pampa Energía” or the “Offeror”) promotes and formulates, subject to the fulfillment of certain conditions precedent, a mandatory tender offer and a voluntary exchange offer for shares (the “Offer”) directed to all shareholders holding Class “B” common shares, via book entry, with a par value per share of one peso (AR$1) each and one vote per share currently issued and in circulation of Petrobras Argentina S.A. (“Petrobras Argentina”), free and exempt of all liens, pledges or precautionary measures and that are not direct or indirect property of the Offeror at the time of the Offer (the “Shares”). The Shares are listed on the Buenos Aires Securities Market (Mercado de Valores de Buenos Aires S.A. or “MERVAL”) under the ticker symbol PESA. The Offer shall be carried out by Pampa Energía on the terms and conditions indicated in the prospectus that will be published as soon as available (the “Prospectus”) and in the other documents of the Offer. The principal terms and conditions of the Offer are described below.

1)       The Offeror.

Pampa Energía is a limited liability corporation (sociedad anónima) organized under the laws of Argentina with its headquarters located at Ortiz de Ocampo 3302, building 4, Buenos Aires, Argentina. Pampa Energía’s shares are listed on MERVAL under the ticker symbol PAMP and on the New York Stock Exchange under the ticker symbol PAM.

2)       Background.

Pursuant to the sale and purchase agreement dated May 13, 2016 by and between Petrobras International Braspetro B.V. as seller (the “Seller”), Petróleo Brasileiro S.A.-Petrobras, solely as guarantor of the Seller, and Pampa Energía as buyer (the “Purchase Agreement”), the Offeror agreed, subject to the fulfillment of certain conditions precedent, to acquire from the Seller, on the closing date, shares representing 100% of the capital stock and voting rights of Petrobras Participaciones S.L. (“Petrobras Participaciones”), a corporation that is holder of 1,356,791,556 Class “B” common shares, via book entry, with a par value per share of one peso (AR$1) each and one vote per Petrobras Argentina share, representing 67.1933% of the capital stock and voting rights of Petrobras Argentina (the “Transaction”). At the closing of the Transaction, Pampa Energía shall be the new indirect controlling shareholder of Petrobras Argentina.

The Offer shall consist of (i) a mandatory tender offer for the Shares at a price per Share to be paid in cash, in pesos, in the Republic of Argentina (the “Mandatory Tender Offer”), and (ii) a voluntary exchange offer for the Shares in exchange for common shares of Pampa Energía at the exchange ratio described in part 4 of this Announcement (the “Voluntary Exchange Offer”).

On May 20, 2016, Pampa Energía’s Board of Directors approved (i) to carry out the Offer, declaring that Pampa Energía has available economic resources to pay the total amount of the Mandatory Tender Offer and (ii) to call an ordinary and extraordinary general assembly to be held on June 22, 2016, among other things, with the effect of approving a capital increase in an amount of up to AR$320,000,000 to be paid with shares of Petrobras Argentina of those holders that decide to accept the Voluntary Exchange Offer. It is noted that, if there are offers to tender shares in the Voluntary Exchange Offer in an amount of shares that exceeds the maximum number of shares anticipated for the Voluntary Exchange Offer, the Offeror shall carry out the corresponding proration among the shareholders that participate, in accordance with the proration procedures to be described in the Prospectus.

Holders of the Shares may elect to participate in the Mandatory Tender Offer or the Voluntary Exchange Offer or to maintain their holding of the Shares.

The Mandatory Tender Offer shall not be subject to minimum or maximum conditions on the amount of the Shares to be acquired, and shall be carried out regardless of the number of acceptances received.

The acceptance of the Offer by Petrobras Argentina’s shareholders is voluntary.

3)       Price of the Mandatory Tender Offer.

As the sole compensation and according to the established guidelines in the Capital Markets Law and in the CNV Rules, the Offeror shall offer to pay the holders who elect to participate in the Mandatory Tender Offer a fixed price, in pesos, payable in the Republic of Argentina (the “Price”). The Price shall be determined and notified in the prospectus and in the documents of the Offer.

With regard to the Price, the Offeror announces that it is in the condition to offer a payment for the Shares, the same price per share that the Seller has agreed to pay for the shares of Petrobras Participaciones. As has been announced to the market, the base price proposed for the Transaction amounts to US$892,000,000 (the “Base Price”). This Base Price is subject to certain adjustments agreed in the Purchase Agreement, which the Offeror does not believe to be significant. Therefore, the final price that will be paid to the Seller shall not vary substantially from the Base Price; the Offeror is estimating that the variation in price due to the effect of these adjustments will not be greater or less than 3%. Consequently, in an attempt to translate the global price of the Transaction to the price per share of Petrobras Argentina, which shall be paid in the Mandatory Tender Offer, the price of U$892,000,000 shall be divided by the total amount of shares of Petrobras Argentina that Petrobras Participaciones owns, that is, 1,356,791,556 Class B shares, which implies, indirectly, a price of US$0.6574 per share. The price per share of the Mandatory Tender Offer may be adjusted more or less as a function of the adjustments to the Base Price set forth in the Purchase Agreement and shall be converted into pesos the official exchange rate of Banco Nación Argentina on the closing date of the Transaction. For illustrative purposes only, the Price, converted into pesos at the official exchange rate of Banco Nación Argentina on the date of this Announcement, represents the sum of AR$9.40 per Petrobras Argentina share. Likewise, for the determination of the Price, the Offeror has received the opinion of two independent evaluators, Puente S.A. y Finanzas & Gestión S.A., pursuant to that established under article 5, Section I, Chapter II, Title III of the CNV Rules. Those opinions are presented to the CNV in conjunction with the Offer and are available to the investing public in the Autopista de la Información Financiera de la CNV (AIF) or in MERVAL’s regular system (including the daily bulletin published by the Buenos Aires Stock Exchange).

Consequently, without prejudice to that informed previously in respect of the Base Price of the Transaction, the Offeror confirms that, in accordance with that established in the Capital Markets Law and the CNV Rules, the price of the Mandatory Tender Offer will not, in any case, be less that the average price in the Stock Exchange during the six months immediately prior to the Announcement and shall always be within the range of prices established by the independent evaluators.

4)              Exchange Ratio of Voluntary Exchange Offer

As the sole compensation for the participation of shareholders in the Voluntary Exchange Offer, Pampa Energía shall deliver Pampa Energía shares for Petrobras Argentina shares, at a ratio that is established on the price per share of Petrobras Argentina that is fixed for the Mandatory Tender Offer: average price method of the Offeror’s shares during the 5 days prior to the commencement of the offer period (the “Pampa Average Price”) / Price per Petrobras Argentina share fixed for the Mandatory Tender Offer, with the Shareholders’ Meeting that approves the capital increase able to delegate to the Board of Directors of the Offeror the determination of an adjustment factor for this exchange ratio by more or less than 10% of the Pampa Average Price.

5)       Conditions of the Offer.

The Offer is conditioned on the verification of, among other conditions to be detailed in the Prospectus, the following conditions:

•         That the closing of the Transaction is completed and the transfer of the shares of Petrobras Participaciones of the Seller to Pampa Energía.

•         That the authorization of the CNV is obtained and maintained to carry out the Offer on the terms proposed by Pampa Energía.

•         That the authorization of the Securities and Exchange Commission is obtained and maintained to carry out the International Offer (as such term is defined below).

6)       Period and acceptance terms for the Offer.

The period to accept the Offer, the procedure and the remaining definitive terms and conditions of the Offer shall be notified by notice on this medium and through the publication of the Prospectus, all of which shall be published once the necessary authorizations are obtained and the conditions for the Offer to be carried out are fulfilled.

7)       Simultaneous international offer.

Simultaneously with the Offer, Pampa Energía shall carry out a public offer directed to all of the holders of American Depositary Receipts (ADRs) of Petrobras Argentina (the “Petrobras Argentina ADRs”), so that (i) the holders of Petrobras Argentina ADRs can participate in the Mandatory Tender Offer and (ii) offer the exchange of Petrobras Argentina ADRs for Pampa Energía ADRs, at an exchange ratio equal to the exchange ratio for the Voluntary Exchange Offer, adjusted by the ratio of shares per ADR (the “International Offer”).

8)       Other considerations.

In accordance with what has previously been announced, and with the intention of providing all relevant information, the Offeror announces that it is currently evaluating the possibility, once the closing of the Transaction, the Mandatory Tender Offer and the Voluntary Exchange Offer are completed, of merging Pampa with Petrobras Argentina, with Pampa as the acquiring company, all of which shall be, once a full analysis has been concluded, submitted for consideration of the Board of Directors and shareholders’ meetings for both companies.

This Announcement and the information herein is only for information purposes and does not constitute nor shall it be interpreted as a tender offer nor of an invitation to tender shares (including, without limitation, the Shares).  The definitive terms and conditions of the Offer shall be described in the Prospectus and in any other document in connection with the Offer, once the necessary approvals and authorizations are obtained.

Buenos Aires, May 20, 2016.